FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

August 2, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,
Moscow 125167
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES RECONSTRUCTION OF ROLLING PRODUCTION AT ITS IZHSTAL FACILITY

Izhevsk, Russia — August 2, 2007 — Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces the commencement of reconstruction of its Light-Section-Wire Mill 250, located at its Izhstal facility. After the reconstruction, the mill will be able to expand its metal product mix with regard to product grades and sections, improve quality, and reduce consumption ratios and production costs.

The reconstruction of Mill 250 is in line with Mechel’s overall capital expenditure program for 2007-2011. The development and technical re-equipment of Mechel’s steel subsidiaries is carried out aimed at improving their production performance, reducing costs, and improving product quality.

The work to design, manufacture and deliver equipment for the mill reconstruction is carried out by Siemens VAI Metals Technologies S.R.L. of Germany. The project duration is expected to be approximately 18 months and cost approximately US$45.0 million.

The reconstruction will include building a new heating furnace, replacement and installation of stands, replacement of the mill drivers and electric equipment, implementation of the automated control system, installation of the rolled product fast cooling unit and new cooling bank, and installation of the new facilities for cutting, packing, and weighing finished products.

The reconstruction is expected to result in significant reduction of the steel consumption ratio in rolled product manufacturing, consumption of natural gas, electric power, and metal for subsequent processing, improvement of product quality, and ensuring product compliance with the current international standards. After reaching its planned capacity, the mill is expected to produce 300,000 tonnes of products annually, a two-fold increase of its current capacity.

The mill will produce a variety of long products of carbon, alloyed, high-speed, and stainless steel, including thermostrengthened rebars. These products will be used in construction and engineering industries, as well as in hardware production at the Izhstal facility itself.

“The reconstruction of Mill 250 begins the large-scale technical re-equipment project at Izhstal. As the result of the modernization, the plant will be able to shut down obsolete open-hearth production, reduce rolled product cost, and achieve state-of-the-art steel and rolled stock production levels ensuring output of international quality standard products. Installation of a continuous casting billet line is planned with direct billet delivery to the mills avoiding additional processing. Increase of the total electric arc furnace steel output to 500,000 tonnes annually is planned. Total investments in the modernization of Izhstal will amount to $140.0 million during 2007-2011,” Mechel Management OOO Chief Executive Officer Vladimir Polin said.

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Mechel OAO
Alexey Sotskov
Head of PR Department
Phone: 7-495-221-88-88
alexey.sotskov@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO
Date: August 2, 2007